

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 14, 2010

via U.S. mail and facsimile

Gene C. Wulf, Senior Vice President and Chief Financial Officer
Bemis Company, Inc.
One Neenah Center, 4th Floor
P.O. Box 669
Neenah, WI 54957-0669

RE: Bemis Company, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed March 1, 2010
       File No.: 1-5277

Dear Mr. Wulf:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with information so we may better understand your disclosure. Please do so within the timeframe set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Credit Rating, page 16

1. We note your disclosure indicating your credit ratings have been revised to reflect the impact of the additional debt issued to finance the acquisition of Alcan Packaging Food Americas. In future filings on Forms 10-Q and 10-K, please clearly disclose how your credit ratings have been revised, and explain how such revision or downgrade will impact your ability to issue commercial paper or enter into other means of financing, to the extent material. Provide us with the disclosure that you intend to include in future filings. Refer to FRC 501.13.b.2 for additional guidance.

Consolidated Statements of Income, page 24

2. We note your income statement caption "Other costs (income), net" and management's related discussion on page 16. Your discussion describes a combination of dissimilar income and expense items that may possess both operating and non-operating characteristics. Please tell us how your net presentation satisfies the requirements of Rule 5-03 of Regulation S-X.

Item 9A – Controls and Procedures, page 46

3. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer have concluded that disclosure controls and procedures in place at the Company are effective to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms". Please confirm in your response, if true, and state in future filings that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister at (202) 551-3341 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services